Exhibit 99.1

Bon Natural Life Limited Announces Receipt of Nasdaq Delisting Notifications

XI’AN, China, May 2, 2025 (GLOBE NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, announced today that on April 29, 2025, the Company received a letter (the “Notification Letter”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”), notifying the Company that it was not in compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), as the Company’s closing bid price for its Class A ordinary shares, par value US$0.001 per share was below $1.00 per share for the prior thirty (30) consecutive business days, which matter serves as a basis for delisting the Company’s securities from Nasdaq. Additionally, the Company’s securities had a closing bid of $0.10 or less for the last ten consecutive trading days, and accordingly, is subject to the provisions under Listing Rule 5810(c)(3)(A)(iii). This serves as an additional basis for delisting, and as such, the Company is not eligible for a compliance period.

On May 1, 2025 the Company received an additional Notification Letter notifying the Company that the Staff has determined to delist the Company’s securities pursuant to their discretionary authority under Listing Rule 5101. The Staff’s determination was based on public interest concerns in relation to the Company’s March 2025 best efforts offering.

The Company has filed a notice of appeal and requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff’s determination. The appeal will stay delisting of the Company’s securities pending the Panel’s decision.

The Company will evaluate available options to regain compliance with the aforementioned Listing Rules. However, there are no assurances that the Company will be able to regain or maintain compliance or that any such appeal to the Panel will be successful, as applicable.

About Bon Natural Life Limited

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit http://www.bnlus.com.

Forward-Looking Statements

Certain statements in this announcement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results. These forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, activities of regulators and future regulations and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. These risks and uncertainties include, among others: the completion of the offering, the satisfaction of customary closing conditions related to the offering, the intended use of proceeds from the offering, BON’s limited operating history and historical losses; BON’s ability to raise additional funding; competition from third parties that are developing or have products for similar uses; BON’s ability to obtain, maintain and protect its intellectual property; and BON’s expectations regarding its growth, strategy, progress towards its goals. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn